Exhibit 99.1

Tiziana Appoints Dr. Kevin Schutz as Vice-President of Regulatory Affairs

NEW YORK & LONDON, June 21, 2021 — Tiziana Life Sciences plc (NASDAQ: TLSA, LSE: TILS), a biotechnology company focused on innovative therapeutics for oncology, neurology, inflammation and infectious diseases, is pleased to announce the appointment of Dr. Kevin Schutz, PharmD, as Vice-President of Regulatory Affairs. Dr. Schutz will lead regulatory interactions related to clinical studies in the United States, Europe and Asian countries.

Dr. Schutz has over 19 years of pharmaceutical industry experience including 14 years of Regulatory Affairs experience. He has focused on disease indications with high unmet medical needs, in Neurology (including multiple sclerosis), Pulmonology (including infectious disease), and other potential disease indications, which the Company is currently developing products for or is planning to pursue. Specifically, Foralumab (an intranasally delivered, next generation, fully human anti-CD3 monoclonal antibody) for Secondary Progressive Multiple Sclerosis (SPMS) and COVID-19 with Pulmonary Inflammation as lead indications.

“Dr. Schutz brings extensive hands-on experience working with regulatory agencies including the FDA (USA), EMA (Europe), and PMDA (Japan), among others. His background will greatly strengthen Tiziana’s global development capabilities in regions where the Company is actively pursuing clinical development. We are pleased to have him on our team to lead this important role in global development of our pipeline” commented Dr. Neil Graham, Chief Medical Officer of Tiziana Life Sciences

“I am excited to join the Tiziana team to further the development of products which aim to help patients manage diseases with an unmet medical need. Tiziana’s lead pipeline candidate, Foralumab, is promising with multiple potential indications in multiple sclerosis and pulmonary diseases and I look forward to contributing to its development” said Dr. Schutz.

About Tiziana Life Sciences

Tiziana Life Sciences plc (NASDAQ: TLSA, LSE: TILS) is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib (a CDK inhibitor being developed in oncology), the Company is also developing Foralumab in COVID-19, multiple sclerosis, and Crohns Disease. Foralumab is the only second generation fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammatory pulmonary diseases.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc

Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

United States:

Investors:

Dave Gentry, CEO

RedChip Companies Inc.	407-491-4498

dave@redchip.com